

PROBLEM   SOLUTION

INVEST IN THE FUTURE OF OUR PLANET

PITCH VIDEO   INVESTOR PANEL

INVEST IN **PANGEA**

Turning Trash into High Quality Sustainable Products

LEAD INVESTOR

Vikram Bharati   Founder, Draper Startup House

Pangea is on a mission to create awesome innovative outdoor products that clean the planet more than they pollute. The Pangea team is passionate about what they are building, and they have shown consistent progress in the development of their commercial business model. I've personally known the Founder, Marcos Bulacio, for a few years now and I'm very impressed with his skill and will to build a great brand that creates positive environmental impact on our precious planet. I believe Pangea is going to create great products and even bigger positive impact on our planet.

Invested $1,000 this round

pangeamovement.com   San Francisco CA   Ecommerce   Consumer Goods   Retail   Sustainability

Highlights

1 🌿 Taking on the $20B sunglass industry with a premium one-of-a-kind alternative cleaning the planet

2 💸 Our products are 2.5x more profitable than 6 months ago! Profit margin increased from 15% to 40%

3 ❤️ 20% returning customers. Launched 4 high quality products in the last 6 months

4 🌍 Pangea's certified supply chain cleans the planet every step of the way! No 3rd Party outsourcing

5 📈 Still early! 1M valuation 2 years ago. Aiming to 5x our valuation in 2 years (not guaranteed)

6 💸 Get Returns + Make Impact. We are growing our impact 3X YOY. 200,000 lbs cleaned from the planet

---

Our Team



Marcos Bulacio CEO and Co-Founder

E-commerce entrepreneur from age 15. Five years General Manager of a healthcare facility, grew revenue from $800K to $2.5M. Harvard University (Entrepreneurship & Innovation) University of Buenos Aires (Business & Project Management)

I've been camping in the mountains and surfing in the oceans all my life because nature heals me from the stress of the busy city. I traveled the world and saw the terrible effect of plastic pollution on our environment. I recently became a father and made a promise to help build a world where my daughter can one day swim in a plastic-free ocean.



William DiRicco COO and Co-Founder

Ex-Amplitude Analytics, a Silicon Valley unicorn startup. UC Davis (Bachelor of Science) - world's most sustainable university.



Sharon Smith Sustainability Advisor

20 years of experience in corporate sustainability. ESG & NGOs consultant. Yale University (Masters in Environmental Management)



Tudor Tanase E-commerce Advisor

Founder of 7 amazon brands that sell $10M+ USD per year, with 3 successful exits.



Harry Schiff Strategy Advisor & Shareholder

MBA from INSEAD, and McKinsey consultant. Former entrepreneur and a VC that invested in over 20 startups.



Ahad Arif Advisor

Founder of Miracle, a $30M USD per year online brand and 4 other successful e-commerce brands.

Pitch




SUSTAINABLE OUTDOOR GEAR MADE FROM TRASH WE CLEAN FROM THE PLANET.

99% OF RECYCLED PLASTIC IS UNTRACEABLE, UNETHICAL, OR A DIRTY



LIE. VAST MAJORITY IS INDUSTRIALLY RECYCLED PLASTIC IN CHINA.

THE PANGEA MAGIC

Pangea uses Certified environmental waste **WE COLLECT**, and **WE RECYCLE** at our Plastic Innovation Center, to make **YOUR HIGH QUALITY PRODUCTS**.

Our sunglasses are handcrafted from trash collected in PANGEA Mangrove Cleanup in the Philippines and ocean bound plastic in Bali.

YOUR POTENTIAL RETURNS

Still early! 1M valuation 2 years ago. Aiming to 5x our valuation in 2 years.



2020
PRE-SEED

VALUATION
$950K

2021
BRIDGE ROUND

VALUATION
$2.5M

2022/2023
SEED ROUND

VALUATION
$6.4M

2024
SERIES A
3X RETURN

VALUATION
$20M*

2025
SERIES B
7X RETURN

VALUATION
$50M*

2026
SERIES C
15X RETURN

VALUATION
$100M*

Not guaranteed*

Forward-looking financials are projections and not guaranteed.

(Backed by venture capital funds in our pre-seed and seed rounds)

YOUR INVESTMENT PERKS

$500
- FREE Pair of PANGEA Sunglasses

$1000
- Shareholder Plaque
- Your name on river barrier
- 1 year subscription to PANGEA Club

$3000
- FREE 3-day trip to Bali headquarters
- 2 year subscription to PANGEA Club

$5000
- FREE 5-day trip to Bali headquarters
- 2 year subscription PANGEA Club

$10000
- FREE 7-day trip to Bali headquarters
- All PANGEA Products FREE
- 5 year subscription to PANGEA Club

- 3 year subscription to PANGEA Club

River Barrier: Your name will be displayed on our newest river barrier with the other investors who commit over $1000.

The Pangea Club: is a private group where investors and super customers can influence the future and direction of the company with like-minded individuals.

Free Trip to Bali: Includes accommodation, food, activities with the team, a visit to our river barriers and Plastic Innovation Center. Click here to learn more.

(Does not include flights)

All Pangea Products Free: You will get 1 unit of every product we have made so far for free. You can customize your colors and sizes.

Pangea Club members get to vote on the direction and strategy of Pangea + discounts on Pangea products.

***All perks** are cumulative and include the perks from the previous tier.

INVEST HERE IN THE FUTURE OF OUR PLANET

(IT ONLY TAKES $100)

MISSION

To clean the planet by recycling environmental waste into high quality products.

Thanks to our Wefunder investors from 2022, the Pangea business has completely transformed.

Here are some of the incredible accomplishments they made possible!

BEFORE AND AFTER OUR LAST WEFUNDER CAMPAIGN

SYSTEMIC CHANGE

BEFORE LAST WEFUNDER (2022)
Prevention



Pangea prevents trash from entering the ocean with **15 barriers** that captures and recycles the waste.

AFTER LAST WEFUNDER (2023)
Systemic Change



Inspired Indonesian government to manage **7 permanent barriers.** Generations will live cleaner and healthier lives.

RECYCLING TECHNOLOGY

BEFORE LAST WEFUNDER (2022)

AFTER LAST WEFUNDER (2023)



Chinese manufacturers controlled our production and **refused to use environmental waste.**



We will own the IP and proprietary **recycling technology** using certified environmental waste.

PROFITS

BEFORE LAST WEFUNDER (2022)

Towels & Jackets



PANGEA

15% Net Profit before operations.

AFTER LAST WEFUNDER (2023)

Sunglasses



40% Net profit before operations **(2.5x more).**

ETHICAL STANDARDS

BEFORE LAST WEFUNDER (2022)



CMA
CAL
ilac-MRA
CNAS
中国认可
国际互认
检测
TESTING
CNAS L0541
检验检测报告
INSPECTION DETECTION REPORT
No. Y191379

AFTER LAST WEFUNDER (2023)




产品名称
Product Name
天竹纤维
委托单位
Devolve Unit
河北吉藁化纤有限责任公司
检验检测类别
Inspection detection category
委托检验
国家羊绒产品质量监督检验中心

- Relying on the promises from **Chinese manufacturers.**

Corporation

- We guarantee **great working conditions and wages!**
- **B Corp** application in process.

QUALITY CONTROL

BEFORE LAST WEFUNDER (2022)



- **Up to 10% defects.**

Third party manufacture &
Third party quality controls.

AFTER LAST WEFUNDER (2023)



- **0.1% defects (100x less).**

We control and monitor quality at every step.

RECYCLING CAPABILITIES

BEFORE LAST WEFUNDER (2022)



AFTER LAST WEFUNDER (2023)


PANGEA

- **Industrially recycled** plastics from China. **Like 99% of other brands.**

- **Certified** environmental waste collected by Pangea.
- **One-of-a-kind!**

PRODUCTION

BEFORE LAST WEFUNDER (2022)

Outsourced with unreliable third party Chinese suppliers



- **4000 miles** from our office.

AFTER LAST WEFUNDER (2023)

In-house PANGEA Plastic Technology Center



- **15 mins** from our office.

SUPPLY CHAIN

BEFORE LAST WEFUNDER (2022)

Jackets



- **Unverifiable.**
- Relies on the promises of Chinese manufacturers.

AFTER LAST WEFUNDER (2023)

Sunglasses



- **100% validated.**
- Our supply chain cleans the planet **every step of the way!** From trash collection to final product.

PRODUCTION TIME

BEFORE LAST WEFUNDER (2022)
Towels & Jackets



- **3-12 months timelines.**
- **Constant delays.**

AFTER LAST WEFUNDER (2023)
Sunglasses



- Orders produced in **1 week.**
- **NO MORE DELAYS!**

MINIMUM ORDER QUANTITY (MOQ)

BEFORE LAST WEFUNDER (2022)



- Towels: **6000 units.**
- Jackets: **1000 units.**

AFTER LAST WEFUNDER (2023)



- **NO MORE MOQ!**
- **Less risk.**

MOAT (COMPETITIVE ADVANTAGE)

BEFORE LAST WEFUNDER (2022)
Towels



AFTER LAST WEFUNDER (2023)
Sunglasses





- Our old products can be reverse engineered in **3-6 months.**



- Custom manufacture and proprietary recycling technology would take **1-2 years** to replicate.

SHIPPING COSTS

BEFORE LAST WEFUNDER (2022)
Towels & Jackets



20%

- Shipping cost: **20%** of the revenue.

AFTER LAST WEFUNDER (2023)
Sunglasses



7%

- Shipping cost: **7% (3x cheaper).**

PRODUCTION MODEL

BEFORE LAST WEFUNDER (2022)
Sunglass Industry



EXTRACT → USE → DISCARD → POLLUTE

AFTER LAST WEFUNDER (2023)
PANGEA's Disruption



COLLECT PLASTIC WASTE → PRODUCE → RECYCLE

• **Linear.** • **Creates Pollution.**	USE • **Circular.** • **Closed loop of recyclability.**

WEBSITE

BEFORE LAST WEFUNDER (2022)



PANGEA
FOR EVERY $10 WE SELL
WE INTERCEPT 4LBS
WE REMOVE 4LBS
PANGEA
JOIN THE MOVEMENT

- **Low conversion rate**
- **Low quality**

AFTER LAST WEFUNDER (2023)



PANGEA
Stay Dry Inside-Out
Our triple layered fabric is designed to keep you dry from heavy rain, and also from sweat with its breathable technology.

- Fully renovated **High Quality** website

PRODUCT SELECTION

BEFORE LAST WEFUNDER (2022)



PANGEA

- **4 Products.**
  - Eco-Towel

AFTER LAST WEFUNDER (2023)



PANGEA
PANGEA
PANGEA

- **8 products.** We added:
  - Mangrove Sunglasses

- Cotton Drawstring Bag
- Eco-Jacket
- Bamboo Bottle

- Waterproof-Backpack
- Waterproof Duffel Bag
- Premium Insulated Water Bottle

(We doubled our product line)

RETAIL AND DISTRIBUTOR LOCATIONS







ASIA AND AUSTRALIA
(7 Retailers)

US AND CANADA
(3 Retailers)

UK AND EUROPE
(27 Retailers
3 Distributors)

● **37 RETAILERS**
Pangea's products are available in 30+ retailers across the globe including the largest outdoor retailers in the Scandinavian market.

● **3 DISTRIBUTORS**
Pangea has 3 distributors around Europe. Distributors will sell into 1-20 retailers over the next few years.

INVEST HERE IN THE FUTURE OF OUR PLANET

(IT ONLY TAKES $100)

PANGEA CLEANS TRASH FROM THE PLANET



LBS OF TRASH CLEANED

≈3X GROWTH YEAR OVER YEAR

- 2020: 25k lbs
- 2021: 87k lbs
- 2022: 188k lbs



IN 2 YEARS



IN 3 YEARS
WE HAVE CLEANED
200,000 LBS OF TRASH
(4,500,000 WATER BOTTLES)

PANGEA GOES BEYOND SUSTAINABILITY BY REGENERATING THE PLANET



High
Product Quality

Donates
For Impact

Directly
Regenerates
The Planet

Low
Product Quality

Product Quality

PANGEA has one of the highest impact per dollar sold of any product company we have found. We sell high-quality, durable products like All Birds and Cotopaxi, but make a much more direct positive impact through our own movement with each product sold.

Doing no harm or donating 1% is not enough. Our planet needs more action. We want to be the most impactful brand in the world, powered by profitable sustainable products.

OUR NEW PLASTIC INNOVATION CENTER


PANGEA
PANGEA





Meet Darious, our workshop manager.
He makes your sunglasses in 3 simple steps.

STEP 1: WEIGHT & MIX



STEP 2: MELT & PRESS



STEP 3: POLISH AND PERFECT

STEP 3: POLISH AND PERFECT





We've accomplished our promise from our last wefunder campaign 6 months ahead of schedule



FROM TRASH
TO TREASURE
PANGEA Plastic Science Lab
11M TONS
of plastic enter our oceans per year*
*source: Economist Impact
PATENTED PRODUCTS & MATERIALS

(Image taken from our campaign back in September 2022)

PANGEA MANGROVE SUNGLASSES

We are committed to create the best and the most impactful recycled sunglasses in the world in our own innovation center

We launched our first sunglasses in January and presold $150K (1800 pairs) in the first month.

THE EYEWEAR INDUSTRY IS BROKEN

        

EXTRACT   PRODUCE   USE   DISCARD   POLLUTE

- LINEAR
- DEPLETES NATURAL RESOURCES
- CONTAMINATES THE PLANET

PANGEA'S DISRUPTION



COLLECT PLASTIC WASTE

PRODUCE

USE

RECYCLE

- CIRCULAR
- TURNS WASTE INTO A VALUABLE RESOURCE
- CLEANS THE PLANET

POLARIZED LENSES WITH UV PROTECTION





ANTI-SCRATCH COATING

UNBREAKABLE REINFORCED DESIGN

INVEST HERE IN THE FUTURE OF OUR PLANET

(IT ONLY TAKES $100)

EACH PAIR FUNDED THE BIGGEST MANGROVE CLEANUP IN ONE DAY IN HISTORY

1 PAIR =  Collected **25 lbs** of trash &  Planted **1** mangrove tree









THEY PROTECT OUR CUSTOMERS' EYES, AND THE PLANET

AMAZING SUNGLASSES

- ✔ Top-quality anti-scratch lenses
- ✔ Super durable frames
- ✔ Lifetime warranty



BEYOND SUSTAINABLE

- ✔ Handmade from plastic trash
- ✔ Cleans mangrove forests
- ✔ Reduces CO_2 from the air





THE PROBLEM



MOST OF THE PLASTIC SUNGLASSES IN THE WORLD ARE MADE FROM NEW PLASTIC AND ARE HARDLY EVER RECYCLED



The global consumption
of sunglasses creates



37M lbs / 17M kg
of plastic per year



65,000 tonnes
of CO2 per year

WE CREATED THE MOST IMPACTFUL

SUNGLASSES IN THE WORLD IN ORDER TO ACHIEVE OUR LAST BIG MISSION: **THE LARGEST MANGROVE CLEANUP IN HISTORY**





BEFORE



AFTER

On Feb 19th 2023 we gathered 1,400 volunteers in Manila Bay, Philippines, and cleaned 10,800 lbs of trash in 8 hours. This cleaned up one of the dirtiest Mangrove forests in the world.





Instead of polluting the planet, the PANGEA Mangrove Sunglasses collect trash and capture CO2.

TRASH NEGATIVE

 each pair   collected 25 lbs of trash   handmade from 100% plastic waste

CARBON NEGATIVE



each pair → planted 1 mangrove tree → captures more CO2 than we emit

While other sunglasses companies add trash and CO_2 to the planet, we reduce it. The more Mangrove sunglasses our customers purchase, the better for our planet.





INVEST HERE IN THE FUTURE OF OUR PLANET

(IT ONLY TAKES $100)

OUR IMPACT



80% OF THE OCEAN WASTE COMES FROM **~1000 RIVERS**

We neutralized 3 of the world's dirtiest rivers with 17 river barriers

JUST INSTALLED



24 HOURS LATER



PANGEA BARRIERS CAPTURE UP TO 75% OF TRASH FLOWING TO THE OCEAN



100% FISH SAFE

OUR PLANET HAS LOST 33% OF ALL MANGROVE TREES IN THE LAST 40 YEARS!

MANGROVES ABSORB 4X MORE CO_2 THAN RAINFORESTS.

REFORESTING MANGROVES TO CAPTURE CO2

We are planting mangroves in North Java, Indonesia, to fully offset our carbon emissions, and go beyond carbon neutral by capturing more CO2 than we produce. By doing it ourselves we cut the middlemen and we can plant 4x more trees per dollar than by outsourcing it like all the other brands do.



2744 TREES PLANTED



832 TONS OF CO2 CAPTURED







OUR GOALS

1. 100M TREES PLANTED BY 2030
2. 100 WORLD'S DIRTIEST RIVERS RESTORED BY 2030
3. 1 CLEANUP IN EVERY COUNTRY OF THE WORLD BY 2030

INVEST HERE IN THE FUTURE OF OUR PLANET

(IT ONLY TAKES $100)

OUR ROAD TO $100M: 5 YEAR PLAN

Pioneers in impact design and manufacturing



2023
Goal: **$1.5M**
(20 Barriers)

2024
Goal: **$4.5M**
(40 Barriers)

2025-26
Goal: **$15-20M**
(100 Barriers)

2027-28
Goal: **$50-$100M**
(200 Barriers)

Scale our sunglasses

Build Sales & Marketing team to scale b2c and b2b.
Launch new designs.

Seed: $500K

Supply Eyewear Industry

Supply other eyewear brands to become regenerative with our sunglasses.

Series A: $5M

R&D in Material Science

Hire material scientists for the PANGEA Lab to create new products and materials from environmental waste.

Series B: $12M

Expand B2B to other markets

Expand our products line horizontally into other categories, like recycled backpacks.

Series C: $20M

Forward-looking financials are projections and not guaranteed.

USE OF FUNDS

—

We are raising $500k with a SAFE Agreement. $7M USD Valuation Cap.



14%

25%

23.5%

● Marketing

○ Product Development

● Operations



- Reserves
- Wefunder Fee

30%

7.5%

EXPANSION PLAN

—

We will launch products faster & better, and scale to the next level.

With this investment round, we will take our brand to the next level by attracting some of the best marketers, content creators, and designers in the industry and developing unique products with a great story to drive massive impact.

GROWTH PLAN

OMNI - CHANNEL SALES STRATEGY



SUPPLY OTHER BRANDS

OPEN OUR OWN RETAIL STORE

WHOLESALE TO RETAIL STORES & DISTRIBUTORS

MARKET PLACES

MARKETING PLAN



RENOVATE OUR STORE — SCALE SOCIAL MEDIA — SCALE ADS — INFLUEN-CERS — PR

Forward-looking financials are projections and not guaranteed.

PRODUCTS ROADMAP



MANGROVE SUNGLASSES
Made from recycled plastic collected from a mangrove forest



OCEAN SUNGLASSES
Made from recycled plastic from our river barriers to stop ocean pollution



EVEREST SUNGLASSES
Alpine sunglasses made from recycled

plastic collected from Mt. Everest



WHITE LABEL FOR BIG BRANDS
Supply other eyewear brands with our sunglasses using their logo

MATERIAL SCIENCE
Develop new products from environmental waste, like fabric for backpacks, jackets and footwear

AI POWERED PRODUCT DESIGN

The images and designs below were completely generated by AI in less than 15 mins:





We are pioneering a new product development process using Artificial Intelligence. We will implement it for our upcoming line of sunglasses. Using AI saves the company 2.5 months of time in product development. We can go from idea to HD renders in 1 day instead of weeks, cutting down product development costs by 50%.

TOTAL ADDRESSABLE MARKET

250M

$54B

CAMPERS & BACKPACKERS
IN THE WORLD

OUTDOOR GEAR
MARKET

SUNGLASSES MARKET

500M

UNITS PER YEAR

$20B

REVENUE PER YEAR

The outdoors market is huge, with immense growth potential and a wide array of product categories to disrupt. After conquering the recycled eyewear niche, we will expand to disrupt other product categories.

INVEST HERE IN THE FUTURE OF OUR PLANET

(IT ONLY TAKES $100)

WE WILL LEVERAGE PR, INFLUENCERS, AND CELEBRITIES **TO ACHIEVE MASSIVE REACH AND BLOW UP**

We launched an ad on Times Square to raise awareness for World Oceans Day. It got over 12,000 shares on Twitter.




0:24 | 38.4K views


मुंबई के वर्सोवा बीच पर सफाई अभियान
महिला दिवस पर धरती को बचाने का संदेश
Get Latest News
Bharti Infra

PANGEA IN NATIONAL TV IN MUMBAI, INDIA - MAR 2020



PANGEA IN INTERNATIONAL NEWS CHANNEL (SEA TODAY) IN JAKARTA, INDONESIA - MAR 2022

OUR CUSTOMER REVIEWS

SEE 165 REVIEWS **HERE** FOR PANGEA'S TRAVEL TOWEL

SEE 320 REVIEWS **HERE** FOR PANGEA'S ECO TOWEL

SEE 60 REVIEWS **HERE** FOR PANGEA'S TRAVEL JACKET

SEE 200 REVIEWS **HERE** FOR PANGEA'S SHOPIFY STORE

PURPOSE LED

CONSUMERS ARE 4X MORE LIKELY TO PURCHASE FROM A BRAND WITH A STRONG PURPOSE AND 4.5X MORE LIKELY TO RECOMMEND IT TO A FRIEND

CUSTOMERS' FEEDBACK

Have you, or will share a positive experience about Pangea with your friends?



- ☐ **YES**
- ☐ **NO**

91.9%

Our customers are so satisfied that over 90% are active promoters of the brand.

OUR MARKETING

—

PANGEA'S EMAIL MARKETING OPEN RATES IS NEARLY 2X HIGHER THAN THE INDUSTRY AVERAGE



Source: https://blog.hubspot.com/sales/average-email-open-rate-benchmark

OUR ENTITIES

We have already moved all our revenues, expenses and operations from SG to the US, we are in the process of swapping the shares and making the US subsidiary the holding company.



NOW
AFTER
Singaporean holding
Indonesian subsidiary
United States subsidiary
United States subsidiary
Indonesian subsidiary
Singaporean holding

FOR WEFUNDER INVESTOR ONLY

MAKE MONEY WHILE SAVING THE PLANET. YOU DON'T HAVE TO CHOOSE.
ONLY $100 NEEDED TO MAKE A DIFFERENCE



INVESTMENT PERKS

$500
- FREE Pair of PANGEA Sunglasses

$1000
- Shareholder Plaque
- Your name on river barrier
- 1 year subscription to PANGEA Club

$3000
- FREE 3 day trip to Bali headquarters
- 2 year subscription to PANGEA Club

$5000
- FREE 5 day trip to Bali headquarters
- 2 year subscription PANGEA Club

$10000
- FREE 7 day trip to Bali headquarters
- All PANGEA Products FREE
- 5 year subscription to PANGEA Club

River Barrier: Your name will be displayed on our newest river barrier with the other investors who commit over $1000.

The Pangea Club: is a private group where investors and super customers can influence the future and direction of the company with like-minded individuals.

Free Trip to Bali: Include: Accommodation, Food, Activities with the team, a Visit to our River Barriers and Innovation Lab, and Unlimited Ice Cold Coconuts :)

Click here to learn more.

All Pangea Products Free: You will get all of the Products we have made so far for free. You can customize your colors and sizes.

*Pangea Club members get to vote on the direction and strategy of Pangea + discounts on Pangea products.

*All perks are cumulative and include the perks from the previous tier.

INVEST HERE IN THE FUTURE OF OUR PLANET
(IT ONLY TAKES $100)